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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 71 Jets in 4Q20 and 130 total Jets in 2020

São José dos Campos - Brazil, February 12, 2021 – Embraer (NYSE: ERJ; B3: BOVESPA: EMBR3) delivered 71 jets in the fourth quarter of 2020, of which 28 were commercial aircraft and 43 were executive jets (23 light and 20 large), which represents a decrease of 10 aircraft in the quarter in comparison with 4Q19.The Company delivered a total of 130 jets in 2020, comprised of 44 commercial aircraft and 86 executive jets (56 light and 30 large), which represents a decrease of almost 35% compared to 2019, when 198 jets were delivered.

Although deliveries accelerated during the fourth quarter of 2020 relative to the three previous quarters, they were heavily impacted, mostly in commercial aviation, due to COVID-19 pandemic. As of December 31, the firm order backlog totaled USD 14.4 billion. See details below:

During 4Q20, Embraer Executive Jets delivered the first of the Praetor 600 fleet to Flexjet, the Praetor fleet launch customer. The business unit also announced a collaboration with Porsche to create Duet, a limited-edition Embraer Phenom 300E aircraft and Porsche 911 TurboS car pairing.

In commercial aviation, the Belarusian national air carrier Belavia took delivery of its first E195-E2 jet. Congo Airways placed a firm order for two E195-E2 jets, in addition to their existing two aircraft order for the smaller E190-E2. This new firm order was included in Embraer’s 2020 fourth quarter backlog.

Embraer Defense & Security delivered the fourth C-390 Millennium multi-mission medium airlifter to the Brazilian Air Force (FAB) in the fourth quarter. All 28 units of the aircraft ordered by FAB are equipped to perform aerial refueling missions, with the designation KC-390 Millennium. Embraer also delivered the first two modernized EMB 145 AEW&C (Airborne Early Warning and Control) aircraft, designated E-99, to FAB. Three additional E-99 aircraft will be modernized as part of the contract.

Embraer announced the completion and delivery of the first European conversion of a Legacy 450 to a Praetor 500 for an undisclosed customer. The conversion was performed at the Embraer Executive Jets Service Center at Le Bourget International Airport, in Paris, France.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**565**	**3**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	-	3
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations